

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Randy Garutti
Chief Executive Officer
Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003

> **Re: Shake Shack Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 20, 2015**
> **File No. 333-201271**

Dear Mr. Garutti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 62

1. Refer to the tabular presentation at the bottom on page 62. Please provide us with your detailed computation of the line item, pro forma net tangible book value per share as of September 24, 2014 before this offering. Based on footnote (1) description, we compute this amount to be $0.38 rather than $0.33. Please advise or revise the disclosures accordingly.

Unaudited Pro Forma Consolidated Financial Information, page 70

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 74

2. Please expand the discussion in footnote (7) to explain how you determined the pro forma balance sheet adjustment amount of $2,518,000 for the line item accrued wages and related liabilities, and explain what this amount represents. In addition, please also disclose in a detailed tabular format your computation of the $11,238,000 adjustment amount to additional paid-in capital.

3. Refer to the first bullet in footnote (7). Please expand to explain how you computed the qualifying transaction price to be $442.2 million using the midpoint offering price of $15.00. Further, please explain the derivation of the 863,077 total common units outstanding, given that there were only 22,214 awards outstanding under the Unit Appreciation Rights ("UAR") Plan as of September 24, 2014, and advise where the total common units are discussed in the filing. The footnote should explain in detail why, along with how the midpoint price of the IPO has been converted into the qualifying transaction price per UAR award of $512.53. It is unclear to us the source of common stock units in the conversion formula.

4. Refer to the second bullet in footnote (7). We note your disclosure of the $0.6 million of compensation expense to be recognized with the acceleration of the vesting of the Class B common units as a result of the occurrence of the initial public offering. We further note the adjustment amount appears to represent the total unrecognized compensation expense as of September 24, 2014 as disclosed in the last paragraph of Note 11, Equity-based Compensation, on page F-33. Please confirm our understanding is correct. Also, from disclosure in Note 12, Equity-based Compensation, on page F-21 it is noted that the weighted-average grant date fair value of units granted in 2013 was $92.31 per unit. Please reconcile this per unit price of $92.31, and describe the impact to the amount of compensation expense to be recognized, with that of the midpoint offering price of $15 per share. In this regard, clarify if the $92.31 per unit amount has been split-adjusted or otherwise converted in order to reconcile with the use of the IPO price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Howard A. Sobel, Esq.
        Latham & Watkins LLP